UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

	    Patterson Companies, Inc.

	     (Name of Issuer)

               Common Stock

	(Title of Class of Securities)

             703395103

	     (CUSIP Number)

           December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  703395103

1.Names of Reporting Persons.

Sands Capital Management, LLC

I.R.S. Identification Nos. of above persons (entities only).

20-2830751

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

          Delaware, United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5.Sole Voting Power	4,312,966

6.Shared Voting Power	None

7.Sole Dispositive Power    7,080,872

8.Shared Dispositive Power  	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	7,080,872

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 5.1%

12.Type of Reporting Person:  IA



Item 1(a).	Name of Issuer:

		Patterson Companies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		1031 Mendota Heights Road
		St. Paul, MN  55120
		United States



Item 2(a).	Name of Person Filing

		Sands Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence

		1100 Wilson Blvd.
		Suite 3050
		Arlington, VA  22209

Item 2(c).	Citizenship

		Delaware, United States

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		703395103

Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), Check Whether the Person Filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item 4.		Ownership:

	a. Amount beneficially owned: 7,080,872

	b. Percent of Class: 5.1%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote 4,312,966

		(ii) Shared power to vote or to direct the vote	  None

		(iii)Sole power to dispose or to direct the disposition of   7,080,872

		(iv) Shared power to dispose or to direct the disposition      None



Item 5.	Ownership of Five Percent or Less of a Class:

	Not applicable



Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	[ X ]

Securities reported on this Schedule 13G are beneficially owned by clients of Sands Capital Management, LLC. Sands Capital Management, LLC clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.



Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.



Item 8.	Identification and Classification of Members of the Group:

	Not applicable.



Item 9.	Notice of Dissolution of Group:

	Not applicable.



Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 12, 2007


	By:/s/ Robert C. Hancock

Robert C. Hancock
Title:   Chief Operating Officer & Chief Compliance Officer